

January 25, 2024

James DiPrima
Director, Chief Executive Officer and Chief Financial Officer
Green Stream Holdings Inc.
201 E. Fifth Street, Suite 100
Sheridan, WY 82801

      Re: Green Stream Holdings Inc.
          Form 10-K for the Fiscal Year Ending April 30, 2023
          Filed August 15, 2023
          File No. 000-53279

Dear James DiPrima:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ending April 30, 2023</u>

<u>Item 8. Financial Statements and Supplementary Data., page F-1</u>

1.   We note you have not provided audited financial statements in accordance with Rule 8-02 of Regulation S-X and therefore your filing is materially deficient. Please amend your filing to provide financial statements audited as of and for the required periods by a PCAOB-registered firm as soon as practicable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction